Exhibit 99.1

News Release

PartnerRe Ltd. Reports Fourth Quarter and Full Year 2016 Results

▪	Fourth Quarter Net Loss of $191 million, resulting in an Annualized Net Loss ROE of (12.4)%

▪	Fourth Quarter Operating Earnings of $125 million, driven by Non-life combined ratio of 89.6%, resulting in an Annualized Operating ROE of 8.1%

▪	Book Value of common shareholders’ equity of $6.0 billion, a 5.0% decrease compared to Q3 2016
PEMBROKE, Bermuda, February 21, 2017 - PartnerRe Ltd. ("the Company") today reported a net loss attributable to PartnerRe common shareholders of $191 million for the fourth quarter of 2016 compared to a net income for the fourth quarter of 2015 of $162 million. Operating earnings was $125 million for the fourth quarter of 2016, compared to operating earnings of $184 million for the fourth quarter of 2015.
Net income attributable to PartnerRe common shareholders includes net realized and unrealized losses on investments of $388 million in the fourth quarter of 2016, which were largely driven by significant increases in treasury yields, partially offset by narrowing of credit spreads. This compares to a $24 million loss in the fourth quarter of 2015, primarily driven by increases in U.S. risk-free interest rates, partially offset by the narrowing credit spreads and increases in worldwide equity markets.
Net income attributable to PartnerRe common shareholders for the full year 2016 was $387 million compared to $48 million in 2015 primarily due to net realized and unrealized gains on investments in 2016 of $26 million compared to losses of $297 million in 2015.
Operating earnings for the full year 2016 were $289 million, compared to operating earnings of $658 million for 2015 primarily due to a lower Non-life technical result, higher transaction and severance costs and loss on redemption of senior notes. The lower Non-life technical result was primarily driven by lower favorable prior year loss development, higher mid-sized loss activity and increased losses from catastrophes.
Operating earnings is a non-GAAP financial measure which excludes certain net after-tax realized and unrealized investment gains and losses, net after-tax foreign exchange gains and losses, certain net after-tax interest in results of equity method investments, the amalgamation termination fee and reimbursement of expenses paid to Axis Capital in 2015 and net loss on redemption of preferred shares in 2016, and is calculated after the payment of preferred dividends.
Net income or loss and operating earnings attributable to PartnerRe common shareholders, and the associated annualized ROEs, for the fourth quarters and the full years 2016 and 2015 include various non-

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

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recurring transaction and severance related costs, which impact period over period comparability as follows:

(In US$ millions, except for percentages)
Non-GAAP measures adjusted for transaction(1) and severance costs(2), net of tax	Q4		Full Year
	2016	2015	2016	2015
Operating earnings	151	206	413	749
Annualized operating ROE	9.8%	13.7%	6.9%	12.2%
Net (loss) income attributable to PartnerRe common shareholders	(161)	184	517	453
Annualized net (loss) income attributable to PartnerRe common shareholders ROE	(10.5)%	12.3%	8.6%	7.4%

(1)
Transaction costs include costs incurred related to the Exor acquisition in 2016; the terminated amalgamation with Axis Capital in 2015; the losses on redemption of senior notes and preferred shares in the fourth quarter of 2016; and the negotiated earn-out consideration paid to the former shareholders of Presidio Reinsurance Group, Inc. in 2015.

(2)	Severance costs include costs incurred associated with the reorganization of the Company's operations and costs related to certain executive changes.
Commenting on results, PartnerRe President and Chief Executive Officer Emmanuel Clarke said, “We delivered good operating results in the fourth quarter with an annualized adjusted Operating ROE of 9.8%. The Non-life combined ratio of 89.6%, notwithstanding losses related to Hurricane Matthew, highlights our underwriting discipline while favorable prior year development continues to remain strong. In the current market conditions, we are undertaking the right underwriting actions to better serve our core clients while preserving our long-term capital strength."
Highlights for the fourth quarter of 2016 compared to the same period in 2015 include the following:

Non-Life:

▪	Non-Life net premiums written were flat compared to the fourth quarter of 2015 and increased by 2% on a constant currency basis.

▪
The Non-Life combined ratio of 89.6% was 3.1 points higher than the ratio reported in the fourth quarter of 2015, of 86.5%, primarily due to losses from Hurricane Matthew in Q4 2016 of $45 million (4.6 points) and lower favorable prior years' reserve development. The decreases were partially offset by lower mid-sized loss activity.

▪
The Non-Life combined ratio continued to benefit from strong net favorable development from prior accident years of $172 million (17.6 points) in the P&C and Specialty segments as actual reported losses were below expectations. The combined ratio for the fourth quarter of 2015 included favorable prior year development of $187 million (18.7 points).

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

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Life and Health:

▪
Net premiums written were flat, but were up 6% on a constant currency basis primarily driven by new business in the mortality line of business and, to a lessor extent, the health line of business, which saw a marginal increase despite increasing competition.

▪
Allocated underwriting result, which includes allocated investment income and other expenses, was $12 million compared to $24 million in the fourth quarter of 2015. This decrease primarily reflects a lower technical result in the health line of business due to an increase in loss ratio in a small number of accounts, mainly related to 2015 and 2016 underwriting years.

Investments:

▪
Total net investment return in the fourth quarter of 2016 was negative 1.9%, based on a total net loss of $312 million, which was largely driven by the realized and unrealized investment losses of $388 million, partially offset by net investment income of $105 million. This compares to a positive total net investment return of $88 million, or 0.5%, for the fourth quarter of 2015.

▪
The negative total net investment return in the fourth quarter of 2016 was primarily generated by fixed income securities, driven by the significant increase in U.S. risk-free rates (85 basis points on the 10-year US Treasury in the quarter), partially offset by narrowing credit spreads.

▪
Net investment income of $105 million was down $3 million, or 3%, compared to the fourth quarter of 2015 mainly reflecting the reduction in risk within the investment portfolio, including the increased allocation to U.S. government fixed income securities and the change in asset mix with a lower amount of higher yielding fixed income securities and dividend yielding equity securities, and lower reinvestment rates. These decreases were partially offset by lower investment expenses following the reorganization of the Company's investment operations.

▪	Reinvestment rates are currently 2.7%, which compares to our existing fixed income yield of 2.6%.
Other Income Statement Items:

▪
Other expenses of $105 million in the fourth quarter of 2016 and $120 million for same period of 2015, included transaction and severance related costs associated with the reorganization of the Company's operations. Excluding these one-time costs, other expenses were $91 million in the fourth quarter of 2016, compared to $97 million in the same period of 2015.

▪
Net foreign exchange gains in the quarter were $48 million ($81 million including the change in currency translation adjustment of $33 million), mainly driven by the strengthening of the U.S. dollar, and acted as a hedge to the mark-to-market losses linked to the increase in risk-free rates.

▪	Interest expense was $12 million, in line with the fourth quarter of 2015.

▪
On November 1, 2016 the Company redeemed $250 million of senior notes and incurred a $22 million loss on redemption as a result of a make whole payment to the note holders representing the present value of the remaining scheduled payments on the notes following their early redemption.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

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▪
On November 1, 2016, the Company also redeemed $150 million of its Series D and E preferred shares and incurred a $5 million loss on redemption. The preferred dividends of $12 million, excluding the loss on redemption of $5 million, were down $2 million compared to the same period of 2015 as a result of this redemption during the quarter.

▪
For the fourth quarter of 2016, the effective tax rate on operating earnings was negative 8.9% (a tax benefit on earnings) mainly due to the geographical split of pretax income and losses recorded in tax jurisdictions with high income tax rates and earnings recorded in jurisdictions with low or nil tax rates. The effective tax rate on non-operating earnings was 15.1% (a tax benefit on losses) for the fourth quarter of 2016 as a result of losses recorded in taxable jurisdictions.

Balance Sheet and Capitalization:

▪	Total investments, cash and cash equivalents and funds held – directly managed were $16.9 billion at December 31, 2016, up 2.4% compared to December 31, 2015.

▪
The balance sheet continued to be de-risked during the quarter through a partial sale of the principal finance portfolio. Cash and cash equivalents and fixed maturities, which are government issued or investment grade fixed income securities, were $14.8 billion at December 31, 2016, representing 91% of the total cash and cash equivalents and total investments.

▪	The average rating and the average duration of the fixed income portfolio at December 31, 2016 was A and 4.9 years respectively, while the average duration of the Company’s liabilities was 5.2 years.

▪	Exposure to Euro government bonds ($595 million) and Euro corporate credit ($313 million) remains low, representing 5.3% of the Investment portfolio.

▪
Total capital was $8.0 billion at December 31, 2016, up 4.0% compared to December 31, 2015, primarily due to the issuance of Euro 750 million senior debt in September 2016 and net income for the year, partially offset by common dividends paid (including a special dividend paid to former shareholders on the closing of the Exor transaction) and the redemption of $250 million of senior notes and $150 million of preferred shares.

▪
Common shareholders' equity attributable to PartnerRe (or book value) and tangible book value were $6.0 billion and $5.5 billion, respectively, at December 31, 2016, down 1.0% and 0.8%, respectively, compared to December 31, 2015 primarily due to common dividends paid, partially offset by net income for the year.

▪	During the fourth quarter of 2016, the Company paid a dividend of $160 million to Exor, its parent company.
Cash Flows:

▪
Cash provided by operating activities was $129 million in the fourth quarter of 2016 compared to $211 million in the fourth quarter of 2015, which included cash provided by underwriting operations of $29 million in the fourth quarter of 2016, compared to $114 million in the fourth quarter of 2015. This decrease in underwriting cash flow was largely driven by a lower Non-life

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

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technical result. The operating cash flow in the fourth quarter of 2016, generated by investment income, was $151 million compared to $131 million for the same period in 2015.

▪
Cash provided by investing activities was $207 million in the fourth quarter of 2016, compared to $158 million in the same period in 2015 primary due to proceeds from sales and redemptions exceeding purchases of fixed maturities during the quarter.

▪
Cash used in financing activities was $598 million in the fourth quarter of 2016, compared to $43 million in the same period in 2015, largely driven by the redemption of the senior notes and preferred shares and higher dividends paid in the fourth quarter of 2016 compared to 2015.

The data and comments provided above are from, or have been derived from, PartnerRe’s U.S. GAAP consolidated balance sheets as of December 31, 2016 and 2015 and the related consolidated statements of operations for the three months and years ended December 31, 2016 and 2015. The Company has included Supplementary Financial Information below, which includes a reconciliation of GAAP and non-GAAP measures.
_______________________________________

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2016, total revenues were $5.4 billion. At December 31, 2016, total assets were $21.9 billion, total capital was $8.0 billion and total shareholders’ equity was $6.7 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com
Forward-looking statements contained in this press release are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

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only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive (Loss) Income (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended December 31, 2016	For the three months ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015
Revenues
Gross premiums written	$1,102,695	$1,098,618	$5,356,942	$5,547,525
Net premiums written	$1,067,095	$1,063,636	$4,953,470	$5,229,548
Decrease in unearned premiums	196,958	230,865	16,126	39,630
Net premiums earned	1,264,053	1,294,501	4,969,596	5,269,178
Net investment income	104,922	107,908	410,864	449,784
Net realized and unrealized investment (losses) gains	(388,416)	(24,373)	26,266	(297,479)
Other income	3,660	1,560	15,232	9,144
Total revenues	984,219	1,379,596	5,421,958	5,430,627
Expenses
Losses and loss expenses	778,008	767,026	3,248,091	3,157,420
Acquisition costs	321,441	311,228	1,186,602	1,217,003
Other expenses (2)	104,465	120,389	471,905	790,723
Interest expense	11,837	12,246	48,603	48,988
Loss on redemption of senior notes (3)	22,203	—	22,203	—
Amortization of intangible assets	6,156	6,290	25,919	26,593
Net foreign exchange (gains) losses	(48,137)	(6,195)	(77,515)	9,461
Total expenses	1,195,973	1,210,984	4,925,808	5,250,188
(Loss) income before taxes and interest in (losses) earnings of equity method investments	(211,754)	168,612	496,150	180,439
Income tax (benefit) expense	(66,445)	(3,326)	25,923	79,664
Interest in (losses) earnings of equity method investments	(28,388)	4,811	(22,919)	6,375
Net (loss) income	(173,697)	176,749	447,308	107,150
Net income attributable to noncontrolling interests	—	(238)	—	(2,769)
Net (loss) income attributable to PartnerRe	(173,697)	176,511	447,308	104,381
Preferred dividends	12,492	14,184	55,043	56,735
Loss on redemption of preferred shares	4,908	—	4,908	—
Net (loss) income attributable to PartnerRe common shareholders	$(191,097)	$162,327	$387,357	$47,646
Comprehensive (loss) income attributable to PartnerRe	$(143,707)	$162,055	$456,022	$55,181
(1) On March 18, 2016, Exor N.V. acquired 100% of the Company's common shares. As such, per share data is no longer meaningful and has been excluded. PartnerRe common shares are no longer traded on the NYSE.

(2) Other expenses for the three months ended December 31, 2016 and 2015 include $14 million and $24 million, respectively, of transaction and severance related costs associated with the Exor acquisition, the terminated amalgamation with Axis, the reorganization of the Company's operations, and certain executive changes. Other expenses for the year ended December 31, 2016 include $128 million of transaction and severance related costs associated with the reorganization of the Company's business units, investment operations and certain executive changes. Other expenses for the year ended December 31, 2015 include $386 million of costs related to the Exor transaction and terminated amalgamation with Axis, in addition to $25 million related to the negotiated earn-out consideration paid to the former shareholders of Presidio Reinsurance Group, Inc.

(3) Loss on redemption of senior notes for the three months and year ended December 31, 2016 of $22 million relates to a make-whole payment paid to the note holders, representing the present value of the remaining scheduled payments on the notes following their early redemption.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	December 31,	December 31,
	2016	2015
Assets
Investments:
Fixed maturities, at fair value	$13,432,501	$13,448,262
Short-term investments, at fair value	21,697	46,688
Equities, at fair value	38,626	443,861
Other invested assets	1,075,637	399,204
Total investments	14,568,461	14,338,015
Funds held – directly managed	511,324	539,743
Cash and cash equivalents	1,773,328	1,577,097
Accrued investment income	112,580	141,672
Reinsurance balances receivable	2,492,069	2,428,020
Reinsurance recoverable on paid and unpaid losses	331,704	282,916
Funds held by reinsured companies	685,069	657,815
Deferred acquisition costs	597,239	629,372
Deposit assets	74,273	88,152
Net tax assets	194,170	102,596
Goodwill	456,380	456,380
Intangible assets	107,092	133,011
Other assets	35,105	31,254
Total assets	$21,938,794	$21,406,043
Liabilities
Non-life reserves	$8,985,434	$9,064,711
Life and health reserves	1,984,096	2,051,935
Unearned premiums	1,623,796	1,644,757
Other reinsurance balances payable	281,973	246,089
Deposit liabilities	15,026	44,420
Net tax liabilities	166,113	218,652
Accounts payable, accrued expenses and other	849,572	411,539
Debt related to senior notes	1,273,883	750,000
Debt related to capital efficient notes	70,989	70,989
Total liabilities	15,250,882	14,503,092
Shareholders’ Equity
Common shares (2016, par value $0.00000001; issued: 100,000,000 shares; 2015, par value $1.00; issued: 87,237,220 shares)	—	87,237
Preferred shares (par value $1.00; issued and outstanding: 2016, 28,169,062 shares; 2015, 34,150,000 shares; aggregate liquidation value: 2016, $704,227; 2015, $853,750)	28,169	34,150
Additional paid-in capital	2,396,530	3,982,147
Accumulated other comprehensive loss	(74,569)	(83,283)
Retained earnings	4,337,782	6,146,802
Common shares held in treasury, at cost (2016, nil shares; 2015, 39,303,068 shares)	—	(3,266,552)
Total shareholders’ equity attributable to PartnerRe	6,687,912	6,900,501
Noncontrolling interests	—	2,450
Total shareholders’ equity	6,687,912	6,902,951
Total liabilities and shareholders’ equity	$21,938,794	$21,406,043

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)
(Unaudited)

	For the three months ended					For the year ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,	December 31,
	2016	2016	2016	2016	2015	2016	2015
Net cash provided by operating activities:
Underwriting operations	$29	$95	$(43)	$(5)	$114	$75	$265
Investment income	151	119	130	132	131	531	554
Taxes and foreign exchange and other (1)	(51)	(17)	(59)	(35)	(34)	(161)	(500)
Net cash provided by operating activities	$129	$197	$28	$92	$211	$445	$319
Net cash provided by (used in) investing activities	207	(811)	232	338	158	(34)	295
Net cash (used in) provided by financing activities	(598)	723	(16)	(263)	(43)	(153)	(309)
Effect of foreign exchange rate changes on cash	(44)	13	(37)	6	(5)	(62)	(41)
(Decrease) increase in cash and cash equivalents	(306)	122	207	173	321	196	264
Cash and cash equivalents - beginning of period	2,079	1,957	1,750	1,577	1,256	1,577	1,313
Cash and cash equivalents - end of period	$1,773	$2,079	$1,957	$1,750	$1,577	$1,773	$1,577

(1) Taxes and foreign exchange and other for the year ended December 31, 2015 include the amalgamation termination fee and reimbursement of expenses paid to Axis Capital of $315 million.

PartnerRe Ltd.
Consolidated Statements of Comprehensive (Loss) Income
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
Net (loss) income attributable to PartnerRe	$(173,697)	$176,511	$447,308	$104,381
Change in currency translation adjustment	33,022	(12,119)	12,202	(46,055)
Change in net unrealized gains or losses on investments, net of tax	(959)	(216)	(1,579)	(860)
Change in unfunded pension obligation, net of tax	(2,073)	(2,121)	(1,909)	(2,285)
Comprehensive (loss) income attributable to PartnerRe	$(143,707)	$162,055	$456,022	$55,181

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars)
(Unaudited)

	For the three months ended December 31, 2016
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$397	$407	$804	$299	$—	$1,103
Net premiums written	$394	$389	$783	$284	$—	$1,067
Decrease in unearned premiums	144	45	189	8	—	197
Net premiums earned	$538	$434	$972	$292	$—	$1,264
Losses and loss expenses	(315)	(214)	(529)	(249)	—	(778)
Acquisition costs	(156)	(133)	(289)	(32)	—	(321)
Technical result	$67	$87	$154	$11	$—	$165
Other income			—	3	—	3
Other expenses			(54)	(17)	(34)	(105)
Underwriting result			$100	$(3)	n/a	$63
Net investment income				15	90	105
Allocated underwriting result (1)				$12	n/a	n/a
Net realized and unrealized investment losses					(388)	(388)
Interest expense					(12)	(12)
Loss on redemption of senior notes					(22)	(22)
Amortization of intangible assets					(6)	(6)
Net foreign exchange gains					48	48
Income tax benefit					66	66
Interest in losses of equity method investments					(28)	(28)
Net loss					n/a	$(174)
Loss ratio (2)	58.4%	49.4%	54.4%
Acquisition ratio (3)	29.1	30.6	29.7
Technical ratio (4)	87.5%	80.0%	84.1%
Other expense ratio (5)			5.5
Combined ratio (6)			89.6%
	For the three months ended December 31, 2015
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$380	$421	$801	$298	$—	$1,099
Net premiums written	$377	$403	$780	$284	$—	$1,064
Decrease in unearned premiums	176	46	222	8	—	230
Net premiums earned	$553	$449	$1,002	$292	$—	$1,294
Losses and loss expenses	(287)	(264)	(551)	(216)	—	(767)
Acquisition costs	(150)	(110)	(260)	(51)	—	(311)
Technical result	$116	$75	$191	$25	$—	$216
Other income (loss)			—	2	(1)	1
Other expenses			(56)	(17)	(47)	(120)
Underwriting result			$135	$10	n/a	$97
Net investment income				14	94	108
Allocated underwriting result (1)				$24	n/a	n/a
Net realized and unrealized investment losses					(24)	(24)
Interest expense					(12)	(12)
Amortization of intangible assets					(6)	(6)
Net foreign exchange gains					6	6
Income tax benefit					3	3
Interest in earnings of equity method investments					5	5
Net income					n/a	$177
Loss ratio (2)	51.9%	58.7%	54.9%
Acquisition ratio (3)	27.2	24.5	26.0
Technical ratio (4)	79.1%	83.2%	80.9%
Other expense ratio (5)			5.6
Combined ratio (6)			86.5%

(1)	Allocated underwriting result is defined as net premiums earned, other income or loss and allocated net investment income less life policy benefits, acquisition costs and other expenses.

(2)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(3)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(4)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(5)	Other expense ratio is obtained by dividing other expenses by net premiums earned.

(6)	Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars)
(Unaudited)

	For the year ended December 31, 2016
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,269	$1,920	$4,189	$1,168	$—	$5,357
Net premiums written	$2,061	$1,776	$3,837	$1,117	$—	$4,954
Decrease (increase) in unearned premiums	25	(9)	16	—	—	16
Net premiums earned	$2,086	$1,767	$3,853	$1,117	$—	$4,970
Losses and loss expenses	(1,248)	(1,073)	(2,321)	(927)	—	(3,248)
Acquisition costs	(556)	(500)	(1,056)	(131)	—	(1,187)
Technical result	$282	$194	$476	$59	$—	$535
Other income			2	10	3	15
Other expenses			(229)	(66)	(177)	(472)
Underwriting result			$249	$3	n/a	$78
Net investment income				58	353	411
Allocated underwriting result (1)				$61	n/a	n/a
Net realized and unrealized investment gains					26	26
Interest expense					(49)	(49)
Loss on redemption of senior notes					(22)	(22)
Amortization of intangible assets					(26)	(26)
Net foreign exchange gains					78	78
Income tax expense					(26)	(26)
Interest in losses of equity method investments					(23)	(23)
Net income					n/a	$447
Loss ratio (2)	59.8%	60.8%	60.3%
Acquisition ratio (3)	26.7	28.3	27.4
Technical ratio (4)	86.5%	89.1%	87.7%
Other expense ratio (5)			5.9
Combined ratio (6)			93.6%
	For the year ended December 31, 2015
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,371	$1,906	$4,277	$1,271	$—	$5,548
Net premiums written	$2,236	$1,786	$4,022	$1,208	$—	$5,230
Decrease in unearned premiums	4	34	38	1	—	39
Net premiums earned	$2,240	$1,820	$4,060	$1,209	$—	$5,269
Losses and loss expenses	(1,129)	(1,064)	(2,193)	(964)	—	(3,157)
Acquisition costs	(570)	(494)	(1,064)	(153)	—	(1,217)
Technical result	$541	$262	$803	$92	$—	$895
Other income			—	6	3	9
Other expenses			(219)	(63)	(509)	(791)
Underwriting result			$584	$35	n/a	$113
Net investment income				59	391	450
Allocated underwriting result (1)				$94	n/a	n/a
Net realized and unrealized investment losses					(297)	(297)
Interest expense					(49)	(49)
Amortization of intangible assets					(27)	(27)
Net foreign exchange losses					(9)	(9)
Income tax expense					(80)	(80)
Interest in earnings of equity method investments					6	6
Net income					n/a	$107
Loss ratio (2)	50.4%	58.5%	54.0%
Acquisition ratio (3)	25.4	27.1	26.2
Technical ratio (4)	75.8%	85.6%	80.2%
Other expense ratio (5)			5.4
Combined ratio (6)			85.6%

Supplementary Financial Information

PartnerRe Ltd.
Investment Portfolio
(Expressed in millions of U.S. dollars)
(Unaudited)

	December 31,			September 30,			June 30,			March 31,			December 31,			December 31,
	2016			2016			2016			2016			2015			2014
Investments:
Fixed maturities
U.S. government	$3,489		24%	$2,924		19%	$3,408		24%	$2,690		19%	$2,810		20%	$2,277		15%
U.S. government sponsored enterprises	52		—	104		1	104		1	105		1	63		—	39		—
U.S. states, territories and municipalities	685		5	785		5	801		6	780		5	778		5	531		3
Non-U.S. sovereign government, supranational and government related	1,136		8	1,185		8	1,307		9	1,197		9	1,333		9	1,976		13
Corporates	5,705		39	5,900		40	4,887		34	4,978		36	5,086		36	5,604		37
Mortgage/asset-backed securities	2,365		16	2,800		19	2,536		18	3,270		24	3,378		24	3,492		23
Total fixed maturities	13,432		92	13,698		92	13,043		92	13,020		94	13,448		94	13,919		91
Short-term investments	22		—	29		—	16		—	34		—	47		—	25		—
Equities	39		—	42		—	39		—	324		2	444		3	1,057		7
Other invested assets	1,076		8	1,142		8	1,138		8	459		4	399		3	299		2
Total investments	$14,569		100%	$14,911		100%	$14,236		100%	$13,837		100%	$14,338		100%	$15,300		100%
Cash and cash equivalents	1,773			2,079			1,957			1,750			1,577			1,313
Total investments and cash and cash equivalents	16,342			16,990			16,193			15,587			15,915			16,613
Maturity distribution:
One year or less	$264		2%	$237		2%	$371		3%	$431		3%	$556		4%	$313		2%
More than one year through five years	5,381		40	5,215		38	4,964		38	4,521		35	4,609		34	5,169		37
More than five years through ten years	3,703		27	3,587		26	3,391		26	3,224		25	3,342		25	3,719		27
More than ten years	1,741		13	1,888		14	1,797		14	1,608		12	1,610		12	1,251		9
Subtotal	11,089		82	10,927		80	10,523		81	9,784		75	10,117		75	10,452		75
Mortgage/asset-backed securities	2,365		18	2,800		20	2,536		19	3,270		25	3,378		25	3,492		25
Total	$13,454		100%	$13,727		100%	$13,059		100%	$13,054		100%	$13,495		100%	$13,944		100%
Credit quality by market value (Total investments excluding Other invested assets):
AAA	6%			7%			8%			11%			11%			11%
AA	52			47			51			47			47			46
A	15			16			14			15			15			19
BBB	24			24			20			20			20			16
Below Investment Grade/Unrated	3			6			7			7			7			8
	100%			100%			100%			100%			100%			100%
Expected average duration (1)	4.9	Yrs		3.9	Yrs		4.1	Yrs		4.0	Yrs		3.6	Yrs		3.7	Yrs
Average yield to maturity at market (1)	2.7%			2.2%			2.1%			2.4%			2.9%			2.4%
Average credit quality	A			A			A			A			A			A
 (1) Includes funds holding fixed income securities that are classified with equities under U.S. GAAP and futures used for the purpose of managing duration

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars)
(Unaudited)

December 31, 2016
	Fair Value	Percentage to Total Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Finance	$1,128,838	19.8%	6.9%	1.0%
Consumer noncyclical	1,098,087	19.2	6.7	0.5
Consumer cyclical	610,813	10.7	3.7	0.5
Industrials	586,175	10.3	3.6	0.3
Energy	473,559	8.3	2.9	0.5
Communications	340,039	5.9	2.1	0.4
Utilities	307,419	5.4	1.9	0.2
Insurance	270,536	4.7	1.7	0.2
Real estate investment trusts	250,100	4.4	1.5	0.5
Technology	232,858	4.1	1.5	0.3
Basic materials	232,825	4.1	1.4	0.2
Catastrophe bonds	106,212	1.9	0.6	0.1
Longevity and mortality bonds	49,537	0.9	0.3	0.2
Government guaranteed corporate debt	18,524	0.3	0.1	0.1
Total Corporate bonds	$5,705,522	100.0%	34.9%
Finance sector - Corporate bonds
Banks	$693,505	12.2%	4.2%
Investment banking and brokerage	305,303	5.3	1.9
Financial services	78,374	1.4	0.5
Commercial and consumer finance	39,696	0.7	0.2
Other	11,960	0.2	0.1
Total finance sector - Corporate bonds	$1,128,838	19.8%	6.9%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$28,756	$—	$356,589	$308,160	$—	$693,505
Investment banking and brokerage	—	—	26,910	277,215	1,178	305,303
Financial services	—	41,021	8,498	28,855	—	78,374
Commercial and consumer finance	—	—	25,135	14,561	—	39,696
Other	—	—	—	11,960	—	11,960
Total finance sector - Corporate bonds	$28,756	$41,021	$417,132	$640,751	$1,178	$1,128,838
% of total	2%	4%	37%	57%	—%	100%
Concentration of investment risk
The top 10 Corporate bond issuers account for 18.0% of the Company’s total corporate bonds. The single largest issuer accounts for 2.9% of the Company’s total Corporate bonds.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended				As at and for the year ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,
	2016	2016	2016	2016	2016	2015
Reconciliation of beginning and ending Non-life reserves:
Gross liability at beginning of period	$9,566,472	$9,457,499	$9,331,087	$9,064,711	$9,064,711	$9,745,806
Reinsurance recoverable at beginning of period	(290,151)	(262,411)	(192,877)	(189,234)	(189,234)	(214,349)
Net liability at beginning of period	9,276,321	9,195,088	9,138,210	8,875,477	8,875,477	9,531,457
Net incurred losses related to:
Current year	700,438	716,426	887,462	693,069	2,997,394	3,023,704
Prior years	(171,501)	(173,254)	(148,382)	(183,437)	(676,574)	(830,705)
	528,937	543,172	739,080	509,632	2,320,820	2,192,999
Change in reserve agreement (1)	(2,153)	(20,553)	—	28,224	5,518	(8,771)
Net losses paid	(834,047)	(465,912)	(592,489)	(370,469)	(2,262,916)	(2,422,603)
Effects of foreign exchange rate changes	(250,366)	24,526	(89,713)	95,346	(220,207)	(417,605)
Net liability at end of period	8,718,692	9,276,321	9,195,088	9,138,210	8,718,692	8,875,477
Reinsurance recoverable at end of period	266,742	290,151	262,411	192,877	266,742	189,234
Gross liability at end of period	$8,985,434	$9,566,472	$9,457,499	$9,331,087	$8,985,434	$9,064,711
Breakdown of gross liability at end of period:
Case reserves	$3,883,926	$4,016,213	$3,898,396	$3,780,317	$3,883,926	$3,716,195
Additional case reserves	166,913	176,248	192,861	215,238	166,913	190,183
Incurred but not reported reserves	4,934,595	5,374,011	5,366,242	5,335,532	4,934,595	5,158,333
Gross liability at end of period	$8,985,434	$9,566,472	$9,457,499	$9,331,087	$8,985,434	$9,064,711
Gross liability at end of period by Non-life segment:
P&C	6,187,460	6,428,472	6,428,331	6,401,452	6,187,460	6,245,217
Specialty	2,797,974	3,138,000	3,029,168	2,929,635	2,797,974	2,819,494
Gross liability at end of period	$8,985,434	$9,566,472	$9,457,499	$9,331,087	$8,985,434	$9,064,711
Unrecognized time value of non-life reserves (2)	$439,351	$316,168	$283,361	$372,792	$439,351	$508,269
Non-life paid loss ratio data:
Non-life paid losses to incurred losses ratio	157.7%	85.8%	80.2%	72.7%	97.5%	110.5%
Non-life paid losses to net premiums earned ratio	85.8%	45.0%	61.0%	42.5%	58.7%	59.7%
(1) The change in the reserve agreement is due to (favorable) adverse development on Paris Re’s reserves which are guaranteed by Axa under the reserve agreement.
(2) The unrecognized time value of non-life reserves represents the difference between the recorded gross/net liability for non-life reserves and the amount of gross/net liability for non-life reserves that would be recorded if the underlying non-life reserves were discounted. The unrecognized time value, or discount, in the non-life reserves is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Life Value In Force
The Company calculates Value in Force (VIF) for its Life portfolio, which represents the value of the Life portfolio that is not recognized in the Consolidated Balance Sheets prepared under generally accepted accounting principles in the United States (U.S. GAAP). Accordingly, there is no corresponding measure that is prepared in accordance with U.S. GAAP. Management believes that this is useful information for investors, analysts, rating agencies and others. The Life VIF calculation includes the business written in the Company’s Life and Health segment, except for the PartnerRe Health business.
The Company’s Life VIF calculation uses market consistent techniques, but primarily differs from a full Market Consistent Embedded Value (MCEV) calculation, as defined in the European Insurance CFO Forum MCEV principles, due to: (i) different methodologies used; and ii) the Life VIF is only a component of MCEV and, specifically, the tangible assets backing the liabilities are not considered in the Company’s calculation.
The Company’s Life VIF, which is calculated on a going concern basis, is the sum of:

•
present value of future profits - which is defined as the net present value of shareholders’ projected after-tax cash flows from the in-force business on a best-estimate assumption basis. The discount rates used reflect currency-specific market yields on zero coupon government bonds at given durations and are applied to projected deterministic cash flows and to calculate risk-free investment returns. The best-estimate is defined as median biometric assumptions and does not include any provision for adverse deviation. The Company attributes no value to future new business or renewals of short-term business. Allocated inflated-adjusted expenses are projected on a best estimate basis;

•
cost of non-hedgeable risks - which is defined as the cost of holding capital for non-hedgeable financial and non-hedgeable non-financial risks, such as a mortality deviation from shocks or changes in trends. The non-hedgeable risk capital has been determined using an internal economic capital model calibrated to a 99.6% Value at Risk (VaR) corresponding to a 1 in 250 year event;

•	frictional costs - which is defined as the cost of double taxation or investment management charges on assets backing required capital;

•
time value of options and guarantees (TVOG) - which is defined as the difference between the market value and the intrinsic value of the option calculated using stochastic techniques. The TVOG is significant to the guaranteed minimum death benefit (GMDB) portfolio where the Company covers death claims on savings plans, where the sum reinsured is the difference between the invested premium amount and the current fund value; and

•	cost of non-economic excess encumbered capital - which is defined as the cost of any encumbered capital in excess of economic capital required by local regulations.
Actuarial non-economic assumptions, such as current and future mortality, are based on the most recent experience available, combined with internal and industry benchmarks, including trend expectation where appropriate.
The Life VIF is sensitive to changes in assumptions. In particular, the Life VIF is sensitive to changes in yield curves that are used for discounting, changes in equity market value assumptions and implied volatilities.
The Company performs a detailed Life VIF calculation on an annual basis and performs a roll-forward approach on an interim quarterly basis.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended				As at and for the year ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,
	2016	2016	2016	2016	2016	2015
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,050,970	$2,046,248	$2,089,055	$2,051,935	$2,051,935	$2,050,107
Reinsurance recoverable at beginning of period	(29,459)	(35,269)	(43,236)	(42,773)	(42,773)	(29,495)
Net liability at beginning of period	2,021,511	2,010,979	2,045,819	2,009,162	2,009,162	2,020,612
Net incurred losses related to:
Current year	249,538	227,201	246,732	219,450	942,922	1,010,937
Prior years	(467)	2,587	(2,957)	(14,814)	(15,651)	(46,516)
	249,071	229,788	243,775	204,636	927,271	964,421
Net losses paid	(221,838)	(215,432)	(219,005)	(187,881)	(844,156)	(835,190)
Effects of foreign exchange rate changes	(96,020)	(3,824)	(59,610)	19,902	(139,553)	(140,681)
Net liability at end of period	1,952,724	2,021,511	2,010,979	2,045,819	1,952,724	2,009,162
Reinsurance recoverable at end of period	31,372	29,459	35,269	43,236	31,372	42,773
Gross liability at end of period	$1,984,096	$2,050,970	$2,046,248	$2,089,055	$1,984,096	$2,051,935
Life value in force	$176,200	$140,400	$153,100	$191,800	$176,200	$204,300

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure (1)

		October 1, 2016		July 1, 2016		April 1, 2016		January 1, 2016		October 1, 2015
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$496		$496		$501		$580		$533
U.S. Northeast	Hurricane	560		560		598		701		708
U.S. Gulf Coast	Hurricane	502		502		502		596		577
Caribbean	Hurricane	165		165		154		180		174
Europe	Windstorm	387		387		375		461		544
Japan	Typhoon	190		190		178		195		195
California	Earthquake	462	$595	462	$595	476	$592	553	$699	469	$588
British Columbia	Earthquake	161	317	161	317	165	313	196	358	199	379
Japan	Earthquake	315	349	315	349	302	341	335	383	377	421
Australia	Earthquake	187	258	187	258	214	295	241	325	236	350
New Zealand	Earthquake	147	211	147	211	125	182	133	197	161	205

(1) The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, you must refer to the Company’s natural catastrophe PML information and definitions, see Business - Natural Catastrophe Probable Maximum Loss (PML) in Item 1 of Part 1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

Supplementary Financial Information

PartnerRe Ltd.
Non-GAAP Financial Measures - Regulation G
In addition to the GAAP financial measures set forth herein, the Company has also included certain non-GAAP financial measures within the meaning of Regulation G. Management believes that these non-GAAP financial measures are important to certain stakeholders (including clients, investors, analysts, rating agencies and others) who use the Company’s financial information and will help provide a consistent basis for comparison between quarters and for comparison with other companies within the industry. However, these non-GAAP measures should be considered an addition to, and not a substitute for, measures of financial performance prepared in accordance with GAAP.
The reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures in accordance with Regulation G is included within the relevant tables.
Operating Earnings (Loss) available to PartnerRe Common Shareholders (Operating Earnings (Loss)); Operating Earnings (Loss), adjusted by transaction and severance costs' Annualized Operating Return on Average Common Shareholders' Equity (Annualized Operating ROE); Annualized Operating ROE, adjusted by transaction and severance costs; net income (loss), adjusted by transaction and severance costs; and annualized net income (loss) ROE, adjusted by transaction and severance costs: The Company uses Operating Earnings (Loss) and Annualized Operating ROE to measure performance, as these measures focus on the underlying fundamentals of the Company’s operations. Operating Earnings (Loss) exclude the impact of net realized and unrealized gains and losses on investments, net of tax (except where the Company has made a strategic investment in an insurance or reinsurance related investee), net foreign exchange gains and losses, net of tax, loss on redemption of preferred shares and the interest in earnings (losses) of equity method investments, net of tax (except where the Company has made a strategic investment in an insurance or reinsurance related investee and where the Company does not control the investee’s activities), and the amalgamation termination fee and reimbursement of expenses paid to Axis Capital (included in other expenses) and are calculated after preferred dividends. The Company calculates Annualized Operating ROE using Operating Earnings (Loss) for the period divided by the average common shareholders' equity outstanding for the period. Operating Earnings (Loss) should not be viewed as a substitute for Net Income (Loss) prepared in accordance with GAAP. Annualized Operating ROE supplements GAAP information. Operating Earnings (Loss), adjusted by transaction and severance costs and Annualized Operating ROE, adjusted by transaction and severance costs exclude the impact of transaction costs related to the Company's merger and acquisition activity; severance costs related to the reorganization of its business units, investment operations and certain executive changes; and the loss on redemption of senior notes. Net income (loss) adjusted by transaction and severance costs, and annualized net income (loss) ROE, adjusted by transaction and severance costs, also exclude the loss on preferred shares.
Tangible Book Value: The Company calculates Tangible Book Value using common shareholders' equity attributable to PartnerRe less goodwill and intangible assets, net of tax.
Total Capital: The Company calculates Total Capital as the sum of total shareholders' equity attributable to PartnerRe, and debt related to senior notes and capital efficient notes issued externally. The Company uses Total Capital as a measure to manage the capital structure of the Company.

Basis of presentation: On March 18, 2016 Exor N.V. acquired 100% ownership of the Company's common shares. The common shares were delisted and no longer traded on the NYSE. On October 27, 2016, Exor N.V. changed its name to EXOR Nederland N.V. Accordingly, all net income per share, operating earnings per share and book value per share data for the current year and prior year periods is no longer meaningful and has been excluded. As a result of these changes, the Company also redefined its calculation of Annualized Operating ROE to be based on average common shareholders' equity. Accordingly, comparative data have been recast to conform to the current presentation.
As a result of recent organizational changes, effective July 1, 2016 the Company redefined its financial reporting segments into the following three segments: Property & Casualty (P&C), Specialty, and Life and Health. Data shown for all periods in the segment information tables has been recast to conform to the new presentation. The Company uses technical ratio and technical result as measures of underwriting performance. The technical ratio is defined as the sum of the loss and acquisition ratios. These metrics exclude other expenses. The Company also uses combined ratio to measure results for the total Non-life P&C and Specialty segments. The combined ratio is the sum of the technical and other expense ratios. The Company uses allocated underwriting result as a measure of underwriting performance for its Life and Health segment. This metric is defined as net premiums earned, other income or loss and allocated net investment income less life policy benefits, acquisition costs and other expenses.

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2016	2016	2016	2016	2015

Beginning of period common shareholders' equity	$6,299,886	$6,169,310	$6,056,435	$6,046,751	$5,921,387
End of period common shareholders' equity	5,983,685	6,299,886	6,169,310	6,056,435	6,046,751
Average common shareholders' equity(1)	$6,141,786	$6,234,598	$6,112,873	$6,051,593	$5,984,069

Annualized return on average common shareholders' equity calculated with net (loss) income attributable to PartnerRe common shareholders (2)	(12.4)%	15.4%	8.9%	13.3%	10.9%
Less:
Annualized net realized and unrealized investment (losses) gains, net of tax, on average common shareholders' equity(1)	(20.6)	3.6	10.6	9.8	(1.5)
Annualized net foreign exchange gains (losses), net of tax, on average common shareholders' equity(1)	2.3	(0.3)	2.3	0.6	(0.2)
Annualized net loss on redemption of preference shares	(0.3)	—	—	—	—
Annualized net interest in (losses) earnings of equity method investments, net of tax, on average common shareholders' equity(1)	(1.9)	0.2	0.3	—	0.3
Annualized operating return on average common shareholders' equity(1)	8.1%	11.9%	(4.3)%	2.9%	12.3%
Net (loss) income attributable to PartnerRe(3)	$(173,697)	$254,464	$150,915	$215,626	$176,511
Less:
Net realized and unrealized investment (losses) gains, net of tax	(316,808)	56,370	162,195	148,060	(22,757)
Net foreign exchange gains (losses), net of tax	35,234	(4,458)	35,669	9,643	(3,406)
Interest in (losses) earnings of equity method investments, net of tax	(29,599)	3,384	4,491	(499)	4,632
Dividends to preferred shareholders	12,492	14,184	14,184	14,184	14,184
Operating earnings (loss) attributable to PartnerRe common shareholders	$124,984	$184,984	$(65,624)	$44,238	$183,858

(1) Average common shareholders' equity is calculated by using the sum of the beginning of period and end of period common shareholders' equity divided by two.
(2) Net (loss) income attributable to PartnerRe common shareholders is calculated after preferred dividends and the loss on redemption of preferred shares
(3) Net (loss) income attributable to PartnerRe is calculated before preferred dividends and the loss on redemption of preferred shares

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollar (Unaudited)

	For the year ended
	December 31,	December 31,
	2016	2015

Beginning of period common shareholders' equity	$6,046,751	$6,195,160
End of period common shareholders' equity	5,983,685	6,046,751
Average common shareholders' equity (1)	$6,015,218	$6,120,956

Return on average common shareholders' equity(1) calculated with net income attributable to common shareholders(2)	6.4%	0.8%
Less:
Net realized and unrealized investment gains (losses), net of tax, on average common shareholders' equity(1)	0.8	(4.3)
Net foreign exchange gains (losses), net of tax, on average common shareholders' equity(1)	1.3	(0.7)
Net loss on redemption of preference shares	(0.1)	—
Net interest in (losses) earnings of equity method investments, net of tax, on average common shareholders' equity(1)	(0.4)	0.1
Amalgamation termination fee and reimbursement of expenses, on average common shareholders' equity(1)	—	(5.1)
Operating return on average common shareholders' equity (1)	4.8%	10.8%
Net income attributable to PartnerRe(3)	$447,308	$104,381
Less:
Net realized and unrealized investment gains (losses), net of tax	49,817	(261,434)
Net foreign exchange gains (losses), net of tax	76,088	(40,198)
Interest in (losses) earnings of equity method investments, net of tax	(22,222)	5,806
Amalgamation termination fee and reimbursement of expenses	—	(315,000)
Dividends to preferred shareholders	55,043	56,735
Operating earnings attributable to PartnerRe common shareholders	$288,582	$658,472

(1) Average common shareholders' equity is calculated by using the sum of the beginning of period and end of period common shareholders' equity divided by two.
(2) Net income attributable to PartnerRe common shareholders is calculated after preferred dividends and the loss on redemption of preferred shares
(3) Net (loss) income attributable to PartnerRe is calculated before preferred dividends and the loss on redemption of preferred shares

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
Annualized return on average common shareholders' equity(1) calculated with net (loss) income attributable to common shareholders	(12.4)%	10.9%	6.4%	0.8%
Add:
Transaction(3) and severance related costs, net of tax	1.9	1.4	2.2	6.6
Annualized return on average common shareholders' equity(1) calculated with net (loss) income attributable to common shareholders, adjusted by transaction and severance costs	(10.5)%	12.3%	8.6%	7.4%

Net (loss) income attributable to PartnerRe common shareholders(2)	$(191,097)	$162,327	$387,357	$47,646
Add:
Transaction(3) and severance related costs, net of tax	30,465	21,791	129,530	405,074
Net (loss) income attributable to PartnerRe common shareholders(2), adjusted by transaction and severance costs	$(160,632)	$184,118	$516,887	$452,720

Annualized operating return on average common shareholders' equity(1)	8.1%	12.3%	4.8%	10.8%
Add:
Transaction(3) and severance related costs, net of tax	1.7	1.4	2.1	1.4
Annualized operating return on average common shareholders' equity(1), adjusted by transaction and severance costs	9.8%	13.7%	6.9%	12.2%

Operating earnings attributable to PartnerRe common shareholders	$124,984	$183,858	$288,582	$658,472
Add:
Transaction(3) and severance related costs, net of tax	25,557	21,791	124,622	90,074
Operating earnings attributable to PartnerRe common shareholders, adjusted by transaction(3) and severance costs	$150,541	$205,649	$413,204	$748,546

(1) Average common shareholders' equity is calculated by using the sum of the beginning of period and end of period common shareholders' equity divided by two.
(2) Net income attributable to PartnerRe common shareholders is calculated after preferred dividends and the loss on redemption of preferred shares
(3) Transaction costs include costs incurred related to the EXOR acquisition, the terminated amalgamation with Axis Capital, the loss on redemption of senior notes and preferred shares, and the negotiated earn-out consideration paid to the former shareholders of Presidio Reinsurance Group, Inc.

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,
	2016	2016	2016	2016	2015	2014

Total shareholders’ equity	$6,687,912	$7,153,636	$7,023,060	$6,910,185	$6,902,951	$7,104,411
Less:
Preferred shares, aggregate liquidation value	704,227	853,750	853,750	853,750	853,750	853,750
Noncontrolling interests	—	—	—	—	2,450	55,501
Common shareholders’ equity attributable to PartnerRe	5,983,685	6,299,886	6,169,310	6,056,435	6,046,751	6,195,160
Less:
Goodwill	456,380	456,380	456,380	456,380	456,380	456,380
Intangible assets, net of tax	73,022	77,431	82,811	86,846	90,326	105,652
Tangible book value	$5,454,283	$5,766,075	$5,630,119	$5,513,209	$5,500,045	$5,633,128